U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       Southwest Industrial Products, Inc.
                 (Name of Small Business Issuer in its charter)



         Minnesota                                   41-1853992
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


2710 Stemmons Freeway, North Tower, Suite 200
Dallas, Texas                                                     75207
(Address of principal executive office)                       (Zip Code)

Issuer's telephone number (214) 638-7811


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares


                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1.  DESCRIPTION OF BUSINESS

         Southwest Industrial Products, Inc. was formed in Minnesota on June 28, 1996 as Onyx-Five, Inc. Onyx-Five, Inc. was merged with Southwest Industrial Products, Inc. in July, 1997, and the name was changed to Southwest Industrial Products, Inc.

         The Company purchased the assets of International Golden Pacific Plastics Manufacturing, Inc. in September, 1997 through its wholly owned subsidiary International Container Corp. Golden Pacific Plastics was in default of its loans, with Bay Business Credit. Golden Pacific Plastics filed a Chapter 11 bankruptcy proceeding but was unable to propose a feasible plan or reorganization and Bay Business Credit foreclosed on all of the assets held as collateral. The Company purchased the assets from Bay Business Credit for $2,750,000, with a down payment of $150,000. Bay Business Credit has entered into a financing agreement with the Company for repayment of the balance, the loan is amortized over 10 years, with a balloon payment due at the end of 5 years. The interest rates are 10% the first year, 11% the second year, and 12% for the remainder of the loan.

         As part of the purchase agreement the Company received three year commitments to purchase merchandise from the two largest customers of Golden Pacific Plastics, Flamingo Industries and Central Bag Corp. Each of these companies has in the past provided at or in excess of $1,000,000 in gross sales to Golden Pacific annually and both are expected to provide sales at or above the same each year of the three year purchase commitment. Flamingo provides primarily government business and is the source of the U. S. Postal Service and U.S.D.A. work. Central Bag provides primarily commercial work. Having the two distinct sources ordering products provides the Company with a "cushion" because the differing sources do not seem to be affected by the same economic factors.

         International Container Corp., d.b.a Golden Pacific Bag Corp. is now a wholly owned subsidiary of the Company, located in Houston, Texas. It operates a 60,000 square foot facility in which it manufactures woven polypropylene bags. The Company purchases pelletized polypropylene, extrudes the pellets into sheets and then cuts the sheets into approximately 1/8" strips of "thread." The polypropylene thread is then woven onto bobbins, which are placed on weaving machines. The weaving machines produce varying sizes of fabric and/or woven tubes, which are then cut to measure per customers' orders, sewn into bags and printed as necessary.

         The bags are used by the United States Postal Service for bulk mail purposes, vegetable growers, charcoal producers, etc., for any product that needs to be shipped or stored in bulk.

         Golden Pacific Bag Corp. has approximately 60 full and part time employees, most of whom are involved in the manufacturing process. There are two shifts per day, six days a week. Approximately 10 employees are involved in maintenance of the equipment, sales and administration.

         The facility had been shut down for approximately 45 days when it was reopened by the Company. Consequently sales momentum and credibility had been lost and a restart of the facility was for all practical purposes the same as opening a new facility. This resulted in substantial additional costs and a period of operations with very little sales and revenue. This has caused the operations to show a loss for the second half of 1977. However, the Company believes it is moving into 1998 with sales momentum at least partially reestablished and there are no known extraordinary expenses looming which will require additional working capital. The Company believes 1998 will see the facility return to historical sales levels and to overall profitability.


ITEM 2.  PLAN OF OPERATION

         The Company operates as a holding company for acquired businesses. The Company intends to continue looking for acquisitions, primarily of operating companies or operating subsidiaries of other companies, which it can purchase, and to which it can add value through increased sales, reduced expenses, reduced debt or attentive and focused management. Once the Company acquires a position in an industry it will look for ways to increase its presence, vertically and/or horizontally in that same industry or industry segment. The Company believes that it can magnify the effects of its management focus and other benefits by such concentration. The Company believes that a significant source for acquisitions is now and will in the future be troubled companies that are experiencing operating cash flow and profitability problems, and may even have sought the protection of the bankruptcy courts.

         The Company has no specific targeted industries or industry segments. However, the Company has determined that it prefers, primarily for management simplicity, to focus on industries which manufacture basic products with a broad utility. Furthermore, the Company has determined that it prefers to purchase companies which are fully integrated with manufacturing and sales capacities. In furtherance of this objective, the Company plans to seek additional opportunities in an industry or industry segment once it locates and completes an acquisition. This may involve horizontal expansion, for example, a company with the same manufacturing and sales capabilities but in a different geographic location; or this may involve a vertical expansion, for example, a company which itself manufactures and supplies a product used by the initial acquisition in its own process.

         The Company's strategic plan for growth is focused on a two pronged attack. First the Company intends to grow through acquisitions. The Company believes that its contacts with lenders will be fruitful source of possible future acquisitions. Purchases of companies found through lender sources will most likely be companies which are experiencing difficulties repaying their debt to the same lender source. In these situations this will provide an acquisition for the Company as well as solve a potential problem for the lender. This may in turn increase the likelihood that the lender will direct future acquisition candidates to the Company. The Company also intends to look for additional acquisitions within industries in which it has already completed a purchase. The Company believes that once it is operating in an industry, there may be opportunities available for follow-up purchases in the same industry. The second prong of the Company's growth strategy is through internally generated growth. The acquisitions of the size the Company will focus on tend to be undercapitalized, especially those acquisitions which are currently experiencing troubles of the same type with debt service or otherwise. Providing working capital for the acquired companies should fuel internal growth of the acquired companies.

         Acquisitions of the size sought by the Company will many times be run by a founder or a founder's family. A key component of the Company's due diligence will be a determination of whether the founder's or selling shareholder's continued participation is necessary or desirable for the acquired companies ongoing operations and future success. If the selling shareholder's continued participation is necessary, the Company will acquire the company only if a satisfactory employment and non-compete agreements can be executed and a significant portion of the purchase price is tied to these agreements. The more desirable circumstance from the Company's perspective will be when the founder's or selling shareholder's continued participation is not necessary. In this case the Company will first look for current employees who are already performing some management duties and who would be capable of expanding their duties and responsibilities. If this is not possible then new outside management would be brought into the acquired company. The management of the Company will in most circumstances not be involved in the day to day management of the acquisitions but instead will perform management oversight on as frequent a basis as is deemed necessary in each particular circumstance. In most circumstances heavy management oversight will be required immediately after the acquisition is made and will lessen over time. Initial focus on management oversight will be beneficial to the overall objectives of the Company as well because this will allow the Company's management the opportunity to learn about each business and industry and increase the chances for additional complimentary acquisitions.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's Houston manufacturing facility is located at 303 S. 66th Street, Houston, Texas, and is leased from South 66 Warehouse Associates. The initial term of the lease is for 3 years through July 31, 2000 with an additional 3 year option period. First year rental is $10,250 per month, year two is at a rate of $10,550 per month and year three is at a rate of $10,850 per month. Rental for the renewal period is at a rate of $11,000 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common and preferred stock, and the officers and directors of the Company.


                                  Common Stock

       Name                           Shares            Percent

Lindsey Vinson                       25,413,319            85%

Pike Hassink                          1,903,681             6%

David Hayslip                           625,000             2%

Directors and Officers as            27,942,000            94%
a group


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                               Age               Position

Lindsey Vinson                      40               President and a Director

Pike Hassink                        58               Director

David Hayslip                       47               Director


         Lindsey Vinson, President and a Director. Mr. Vinson has a degree from Drake University in Business Administration, and a J.D. degree from Ohio State University. He has practised law in his own firm in Dallas, Texas since 1983.

         Pike Hassink, a Director. Mr. Hassink is the founder and CEO of Winchester Financial and the Remington Group since 1991.

         David Hayslip, a Director. Mr. Hayslip is a broker, he worked for Laidlaw, Adams & Peck, Inc. and since 1994 has been the director of research for Sunpoint Securities, Inc. a broker dealer based in Longview, Texas.


ITEM 6.  EXECUTIVE COMPENSATION

         The Officers and Directors of the Company have not received any compensation, and there are no employment agreements with any of them. They are, however, reimbursed for expenses incurred, including travel.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has been traded since December 23, 1997 on the OTC Bulletin Board, before that time there was no activity. As of January 12, 1997 the following brokerage firms were making a market in the Company's common stock: Protective Group Securities.

         The following table sets forth for the periods indicated the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                   Price per Share
                                                   High           Low

Fiscal year 1997                                   $.30           $.10
         Fourth Quarter (September 30, 1997
         through December 31, 1997)

         There are 46 holders of the common and preferred stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Name                               Date          Shares          Cost

                                    Common Stock

Duet Limited                             8/97         200,000
Francy Gleason                           8/97           3,000          $750
Wrigley Investments Holdings, Ltd.       8/97         175,000
Millport Overseas, Ltd.                  8/97         175,000
Bill Lynton                              8/97         500,000
Wallace Nordvik                          8/97           3,000          $750
Capital Formation Trust                  8/97         150,000
John Picken                              8/97         150,000
Lindsey Vinson                           8/97      25,413,319      $150,000
Troy Vinson                              8/97          50,000
Joe Poe                                  8/97          12,000
Tammy Moran                              8/97          12,000
George Poe                               8/97          12,000
Pike Hassink                            10/97       1,903,681
David Hayslip                           10/97         625,000
Bob Harris                               8/97          10,000
Harrel Hansen                            8/97          10,000
Jarald R. Carey                          8/97           9,000
Voni Chen                                8/97           8,000
Frank Wong                               8/97           8,000
Frank Wolfe                              8/97          14,000
Trey Wolfe                               8/97          12,000
John Wolfe                               8/97          12,000
Charlie Waring                           8/97          17,000
Dick Waring                              8/97          17,000
Art Price                                8/97           3,000          $750
Michael H. Lenneman                      8/97           3,000          $750
Albert Peterson                          8/97           3,000          $750
Gary Burmeister                          8/97           3,000          $750
Timothy Harvey                           8/97           3,000          $750
James Smerdon                            8/97           3,000          $750
Robert Van Hoef                          8/97           3,000          $750
Jon Yoder                                8/97           3,000          $750
Bay Business Credit                     11/97         200,000
Moon Shadow, LLC                        10/97         125,000

                           Convertible Preferred Stock

Laura Cabot                              4/97          20,000       $20,000

Esther Miller                            5/97          10,000       $10,000
James Brady                              5/97          10,000       $10,000
Rankin D. Taylor                         6/97          10,000       $10,000
James B. Newman                          6/97          25,000       $25,000
Mark Brown                               6/97          10,000       $10,000
Leroy Alves                              6/97          10,000       $10,000
Edgar Wuthrich                           7/97          10,000       $10,000
Thomas W. Taylor                         7/97          15,000       $15,000
William Morgan                           7/97           9,980        $9,980
Bill Ooton                               7/97          20,000       $20,000
Kenneth Kuehl                            7/97          10,000       $10,000
Marcella Juhl/Laura Cabot                7/97          20,000       $20,000
Tanya Morgan                             8/97          11,438       $11,438
David Ballard                            8/97          20,000       $20,000
Leonard Riley                            8/97          10,000       $10,000
Dwain Brady                              8/98          12,875       $12,875
Bob Sweat                                8/97           6,620        $6,620
Margaret Desmond                         8/97          25,000       $25,000
Donald McGirk                            8/97          50,000       $50,000
William Atkins                           8/97          10,000       $10,000
Mark Brown                               9/97          10,000       $10,000
Linda Johnson                           12/97          10,000       $10,000
Joseph Hildebrand                       12/97          10,000       $10,000
Karen Duckworth                          9/97          35,000       $35,000
Harvey Wuistinger                        9/97          25,000       $25,000
Gerald Schoonover                        9/97          20,000       $20,000
Othel Boiles                             9/97          14,000       $14,000
Arlie McKinnon                           9/97         147,939      $147,939

         There was a private placement of convertible preferred stock done through Sunpoint Securities, Inc. There were 587,851 shares sold at $1.00 per share. There was a commission of 10%, plus a nonaccountable expense allowance of $30,000, and certain fees for attorney's fees, printing and filing fees of $5,000.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

ITEM 11.  DESCRIPTION OF SECURITIES

         The company has authorized 150,000,000 shares of stock, no par value, 149,000,000 shares have been designated as common shares, and the remaining 1,000,000 shares are preferred shares. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         Dividend Rights. The holders of preferred stock are entitled to receive dividends out of funds of the Company legally available at the rate of 12% per year from the date of issuance. The dividends are payable on a calendar quarter basis, if as and when declared by the Board of Directors starting March 31, 1998. The dividends are cumulative, so if the directors determine not to declare a dividend, or if funds are not available for payment on a due date, any unpaid dividends will accumulate to be paid at such time as declared by the Board of Directors out of funds legally available.

         Liquidation Rights. Before any payments in liquidation on shares of common stock may be made the holders of preferred stock are entitled to receive, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, an amount equal to $1.00 per share of preferred stock held by each holder, plus an amount equal to any accrued but unpaid dividends on the preferred stock.

         Conversion Rights. The shares of preferred stock are convertible at any time after 12 months from issuance into common stock on a one for one basis, but must be converted no later than December 31, 2001.

         Redemption by the Company. Commencing 12 months after issuance of the preferred stock the preferred stock may be redeemable by the Company, in whole or in part, at a redemption price equal to $1.00 per share, plus accumulated but unpaid dividends. In order to redeem shares of preferred stock the Company must mail the notice of redemption not less than 30 days prior to the redemption date. The holders of the shares to be redeemed have the right to convert the shares into common stock until 2 business days prior to the redemption date.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13.  FINANCIAL STATEMENTS

         Please see the attached Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  2. Merger Agreement and Plan of Merger

                  3. Articles of Incorporation and bylaws

                  5. Opinion of counsel

                 10. Letter Agreements

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date:                                        Southwest Industrial Products, Inc.



                                            ____/s/___________________________
                                            Lindsey Vinson, President


                                            ____/s/________________________
                                            Pike Hassink, Director


                                            ____/s/________________________
                                            David Hayslip, Director

                       SOUTHWEST INDUSTRIAL PRODUCTS, INC.

                          COMPILED FINANCIAL STATEMENTS


                       FIVE MONTHS ENDED NOVEMBER 30, 1997




                             GARY A. LaPALME, C.P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                             Minneapolis, Minnesota

                       SOUTHWEST INDUSTRIAL PRODUCTS, INC.
                                    CONTENTS
                       FIVE MONTHS ENDED NOVEMBER 30, 1997

                                                                     Page

Accountants Compilation Report                                          2

Financial Statements

   Balance Sheets                                                       3

   Statements of Operations and Retained Deficit                        4

   Statements of Cash Flows                                             5

   Notes to Financial Statements                                      6-7

                      [GARY A. LaPALME, C.P.A. LETTERHEAD]


To the Board of Directors
SOUTHWEST INDUSTRIAL PRODUCTS, INC.
Dallas, Texas

I have compiled the accompanying balance sheet of SOUTHWEST INDUSTRIAL PRODUCTS, INC. as of NOVEMBER 30, 1997 and the related statements of income and retained deficit and cash flows for the five months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying November 30, 1997 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The financial statements for the year ended June 30, 1997 were audited by me, and I expressed an unqualified opinion on them in my report dated August 11, 1997, but I have not performed any auditing procedures since that date.


                                                    /s/ Gary A. LaPalme, CPA
                                                    GARY A. LaPALME, C.P.A.
                                                    Certified Public Accountants

January 14, 1998

Minneapolis, Minnesota

                       SOUTHWEST INDUSTRIAL PRODUCTS, INC.
                                 BALANCE SHEETS

                                     ASSETS

                                               November 30,    June 30
                                                  1997           1997
                                               -----------     --------
                                               (unaudited)
Current Assets

   Cash                                        $     7,250     $   --
   Accounts receivable                              94,931         --
   Inventory                                       150,000         --
   Deposits                                         31,000         --
                                               -----------     --------
        Total Current Assets                       283,181         --
                                               -----------     --------
Property and Equipment-net
     of depreciation of $100,320                 1,103,530         --
                                               -----------     --------
Other Assets

   Incorporation costs, net of amortization
     of $83 and $-0- respectively                      917        1,000
   Organization costs, net of amortization
     of $750 and $-0- respectively                   8,250        9,000
   Goodwill, net of amortization of
     $42,949 and $-0- respectively               1,503,201         --
                                               -----------     --------
        Total Other Assets                       1,512,368       10,000
                                               -----------     --------
           TOTAL ASSETS                        $ 2,899,079     $ 10,000
                                               ===========     ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Current portion of long-term debt
     due within one year                       $   241,000     $   --
   Accounts payable                                107,803         --
                                               -----------     --------
        Total Current Liabilities                  348,803         --
                                               -----------     --------
Long-Term debt- net of portion
     due within one year                         2,319,000         --
                                               -----------     --------
Commitments and Contingencies                         --           --

Stockholders' Equity

   Common stock, no par value, 29,850,000
     issued and outstanding                         57,500       10,000
   Preferred stock, no par value, 569,259
     shares issued and outstanding at
     November 30, 1997 and 2,000 at
     June 30, 1997                                 499,177           10
   Additional paid in capital                          (10)         (10)
   Retained earnings                              (325,391)        --
                                               -----------     --------
     Total Stockholders' Equity                    231,276       10,000
                                               -----------     --------
        TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                $ 2,899,079     $ 10,000
                                               ===========     ========

    See Accountant's Compilation Report and The Notes To Financial Statements

                       SOUTHWEST INDUSTRIAL PRODUCTS, INC.
                  STATEMENTS OF OPERATIONS AND RETAINED DEFICIT

                                              Five
                                           Months Ended     Year Ended
                                           November 30,      June 30
                                              1997            1997
                                          ------------     -----------
                                           (Unaudited)
Revenue
   Sales                                  $    968,709     $      --
   Miscellaneous income                          9,299            --
                                          ------------     -----------
     Total Revenue                             978,008            --
                                          ------------     -----------
Cost of Sales
   Materials                                   374,444            --
   Payroll expenses                            494,596            --
   Supplies                                     11,653            --
   Freight                                      37,229            --
                                          ------------     -----------
     Total Cost of Sales                       917,922            --
                                          ------------     -----------

Gross Profit                                    60,086            --
                                          ------------     -----------
General and Administrative Expenses
   Rent                                         53,231            --
   Utilities                                    47,857            --
   Depreciation and amortization               144,102            --
   Insurance                                    37,444            --
   Repairs                                      25,644            --
   Equipment rental                             19,776            --
   Miscellaneous expenses                       14,184            --
   Legal and accounting                         12,500            --
   Printing                                      9,381            --
   Postage and delivery                          4,947            --
   Telephone                                     4,296            --
   Vehicle expense                               3,192            --
   Miscellaneous taxes                           3,521            --
   Office supplies                               1,876            --
   Licenses and permits                          1,576            --
   Travel and entertainment                      1,450            --
   Security                                        500            --
                                          ------------     -----------
     Total General and Administration
        expenses                               385,477            --
                                          ------------     -----------
Net Loss Before Taxes on Income               (325,391)           --
                                          ------------     -----------
Taxes on Income                                   --              --
                                          ------------     -----------
Net Loss                                      (325,391)           --

Retained Earnings, beginning of period            --              --
                                          ------------     -----------
Retained Deficit, end of period           $   (325,391)    $      --
                                          ============     ===========

Net Earnings Per Share                    $       (.01)    $      --
                                          ============     ===========
Weighted Average Shares Outstanding         25,774,676      20,000,000
                                          ============     ===========


    See Accountant's Compilation Report and The Notes To Financial Statements

                       SOUTHWEST INDUSTRIAL PRODUCTS, INC.
                            STATEMENTS OF CASH FLOWS

                                              Three
                                            Months Ended    Year Ended
                                            September 30,    June 30,
                                                1997           1997
                                             -----------     --------
                                             (Unaudited)

Cash Flows From Operating Activities

   Net loss                                  $  (325,391)    $   --
     Adjustments to reconcile net
     income to net cash used for
     operating activities:
        Depreciation and
           amortization                          144,102         --
        (Increase) in accounts receivable        (94,931)        --
        (Increase) in inventory                 (150,000)        --
        (Increase) in deposits                   (31,000)        --
        Increase in accounts payable             107,803         --
        (Increase) in incorporation costs           --         (1,000)
        (Increase) in organization costs            --         (9,000)
                                             -----------     --------
Net Cash From Operating Activities              (349,417)     (10,000)
                                             -----------     --------
Cash From Financing Activities

   Proceeds from issue of stock                  546,667         --
   Proceeds from debt                          2,750,000         --
   Payments on debt                             (190,000)        --
                                             -----------     --------
     Net Cash Flows From Financing
        Activities                             3,106,667         --
                                             -----------     --------
Cash Flows From Investing Activities

   Purchase of property and equipment         (1,203,850)        --
   Investment in goodwill                     (1,546,150)        --
                                             -----------     --------
     Net Cash Flows From Investing
        Activities                            (2,750,000)        --
                                             -----------     --------
Net (Decrease) in Cash                             7,250      (10,000)

Cash at Beginning of Period                         --         10,000
                                             -----------     --------

Cash at End of Period                        $     7,250     $   --
                                             ===========     ========



    See Accountant's Compilation Report and The Notes To Financial Statements

                       SOUTHWEST INDUSTRIAL PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                       FIVE MONTHS ENDED NOVEMBER 30, 1997

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Presentation - The Company was incorporated on June 28, 1996 in the State of Minnesota. The Company is operating as a holding company for acquired business. Effective September 19, 1997 the Company purchased the pledged assets of Golden Pacific Plastics, Inc. and is now operating as a manufacturer of large polypropolene bags.

           Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates include the valuation of stock issued to acquire companies. Actual results could differ in these estimates.

NOTE B     PROPERTY AND EQUIPMENT

           Property and equipment are being depreciated over five years on a straight line basis. The assets were purchased from Golden Pacific Plastics, Inc. and consist primarily of equipment used in the manufacture of large polypropolene bags.

NOTE C      PURCHASE OF PLEDGED ASSETS

            On and effective September 19, 1997 the Company purchased the pledged assets of Golden Pacific Plastics Mfg., Inc. that were pledged as collateral to a creditor. These assets were purchased by Southwest Industrial Products, Inc. from the creditor for $2,750,000. The purchase called for a down payment of $150,000 and a promissory note in the amount of $2,600,000. The principal of the note is due in monthly installments of $18,750 commencing November 1, 1997. The note requires four additional principal payments of $100,000 on November 15, 1997 and January 15, 1998 and $150,000 on
            March 15, 1998. Interest is to be paid monthly at the following rates:

                10% per annum from September 19, 1997 until August 31, 1998 11% per annum from September 01, 1998 until August 31, 1999 12% per annum from September 01, 1999 until paid in full.

NOTE D      COMMON STOCK

            The authorized number of shares for both common and preferred shares is an aggregate total of 150,000,000. The number of common shares issued and outstanding is 20,000,000.

NOTE E      PREFERRED STOCK

            The authorized number of shares for both common and preferred shares is an aggregate total of 150,000,000. The preferred shares were issued in two distinct instances with separate characteristics to each. 2,000 shares were issued on June 30, 1996. These shares are convertible to ten common shares for every one preferred share. These 2,000 preferred shares were issued as follows: 1,000 shares to the stock transfer agent for stock transfer services, and 1,000 shares for consulting services. These 2,000 shares do not have a priority on liquidation of the Company. The second group of preferred stock was issued after June 30, 1997.

            The second group of preferred shares totals 567,259 shares. These shares are to be paid quarterly dividends at 12% starting March 31, 1998. Each of these preferred shares is convertible to one common share and have a liquidation right at $1 per preferred share before any common share rights. This group of preferred shares are redeemable by the Company after twelve months from the date of issue.

                       SOUTHWEST INDUSTRIAL PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                       FIVE MONTHS ENDED NOVEMBER 30, 1997

NOTE F      NAME CHANGE

            On July 23, 1997 the Company changed its name from Onyx-Five, Inc. to SOUTHWEST INDUSTRIAL PRODUCTS, INC.

NOTE G      RECLASSIFICATION

            Some numbers from the financial statements for the year ended June 30, 1997 have been reclassified to conform to the presentation of the financial statements for the five months ended November 30, 1997. The results of operations have not been changed.

NOTE H      LEASE OBLIGATION

            The Company leases its warehouse space under a three year lease from August, 1997 through July, 2000. The terms of the lease call for lease payments of $10,250 per month for the first year, $10,550 per month for the second year, and $10,850 per month for the third year. The lease has a three year renewal option at $11,000 per month.

            Minimum lease payments are as follows:

                        Year ended June 30, 1998              $ 123,000
                        Year ended July 31, 1999                126,600
                        Year ended July 31, 2000                130,200
                                                              ---------
                                                              $ 379,800
                                                              =========